SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Blyth, Inc.

(Name of Subject Company (Issuer))

Blyth, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

09643P108

(CUSIP Number of Class of Securities)

Robert B. Goergen

Chairman of the Board and Chief Executive Officer

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bruce D. Kreiger, Esq.

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

and

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, Connecticut 06901

Telephone: (203) 325-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$140,000,000	$17,738.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,000,000 outstanding shares of common stock, par value $0.02 per share, are being purchased at the maximum possible tender offer price of $35.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the tender offer by Blyth, Inc., a Delaware corporation (together with its subsidiaries, “Blyth,” or the “Company,” which may be referred to as “we,” “us” or “our”), to purchase for cash up to 4,000,000 shares of its common stock, par value $0.02 per share, at a price not more than $35.00 nor less than $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 7, 2004 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Blyth, Inc. The address of the principal executive offices of Blyth, Inc. is One East Weaver Street, Greenwich, Connecticut 06831. The telephone number of the principal executive offices of Blyth, Inc. is (203) 661-1926.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Blyth, Inc. is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a); (b); (c). Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer”).

Item 7. Source and Amount of Funds and Other Consideration.

(a); (b); (d). Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a); (b). Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a); (b). Financial Information; Pro Forma Information. Not applicable. Notwithstanding that financial statements are not required pursuant to the Instruction 2 to Item 10, the Company has incorporated by reference certain documents filed with the Securities and Exchange Commission in Section 10 of the Offer to Purchase (“Certain Information Concerning Blyth”).

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Blyth”), Section 11 of the Offer to Purchase (“Interests of

Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a	)(1)(A)	Offer to Purchase, dated June 7, 2004.

(a	)(1)(B)	Letter of Transmittal.

(a	)(1)(C)	Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 7, 2004.

(a	)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 7, 2004.

(a	)(1)(F)	Letter from the plan administrator of the Company’s 401(k) and Profit Sharing Plan to the participants in such plan, dated June 7, 2004.

(a	)(1)(G)	Election Form for participants in the Company’s 401(k) and Profit Sharing Plan.

(a	)(5)(A)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to employees of Blyth, Inc., dated June 7, 2004.

(a	)(5)(B)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to stockholders of Blyth, Inc., dated June 7, 2004.

(a	)(5)(C)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to Partylite consultants, dated June 7, 2004.

(a	)(5)(D)	Questions and Answers with respect to the tender rights of participants in the Company’s 401(k) and Profit Sharing Plan.

(a	)(5)(E)	Press release, dated June 7, 2004.

(b	)(1)	Credit Agreement, dated as of August 5, 2002, among the Company, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Bank of America, N.A. and LaSalle Bank, National Association, as Co-Syndication Agents and Fleet National Bank and Wachovia Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

(d	)(1)(A)	Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).

(d	)(1)(B)	Amendment No. 1 dated as of June 15, 2002 to the Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.6(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

(d	)(1)(C)	Amendment No. 2 dated as of March 31, 2004 to the Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.6(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(2)(A)	Registration Rights Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit A to the Employment Agreement filed as Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).

(d	)(2)(B)	Amendment No. 1 dated as of March 12, 2004 to the Registration Rights Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.7(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(3)(A)	Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed April 17, 2000).

(d	)(3)(B)	Amendment No. 1 to the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(3)(C)	Form of Non-transferable Incentive Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996).

(d	)(3)(D)	Form of Non-transferable Non-Qualified Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996).

(d	)(4)(A)	Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed April 19, 2002).

(d	)(4)(B)	Amendment No. 1 to the Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 10.12(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(4)(C)	Form of Stock Option Agreement under the 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-77458).

(d	)(5)(A)	2003 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K/A filed April 17, 2003).

(d	)(5)(B)	Amendment No. 1 to the 2003 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed April 27, 2004).

(d	)(5)(C)	Form of 2003 Long-Term Incentive Plan Restricted Stock Unit Agreement.

(d	)(5)(D)	Form of 2003 Long-Term Incentive Plan Restricted Stock Award Agreement.

(d	)(5)(E)	Form of 2003 Long-Term Incentive Plan Stock Option Agreement.

(d	)(5)(F)	Excerpt from first quarter earnings call speech for Monday, June 7, 2004.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLYTH, INC.

By:	/s/ ROBERT B. GEORGEN

	Name: Title:	Robert B. Georgen Chairman of the Board and Chief Executive Officer

Dated: June 7, 2004

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated June 7, 2004.

(a	)(1)(B)	Letter of Transmittal.

(a	)(1)(C)	Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 7, 2004.

(a	)(1)(E)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated June 7, 2004.

(a	)(1)(F)	Letter from the plan administrator of the Company’s 401(k) and Profit Sharing Plan to the participants in such plan, dated June 7, 2004.

(a	)(1)(G)	Election Form for participants in the Company’s 401(k) and Profit Sharing Plan.

(a	)(5)(A)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to employees of Blyth, Inc., dated June 7, 2004.

(a	)(5)(B)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to stockholders of Blyth, Inc., dated June 7, 2004.

(a	)(5)(C)	Letter from Robert B. Goergen, Chairman and Chief Executive Officer of Blyth, to Partylite consultants, dated June 7, 2004.

(a	)(5)(D)	Questions and Answers with respect to the tender rights of participants in the Company’s 401(k) and Profit Sharing Plan.

(a	)(5)(E)	Press release, dated June 7, 2004.

(b	)(1)	Credit Agreement, dated as of August 5, 2002, among the Company, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Bank of America, N.A. and LaSalle Bank, National Association, as Co-Syndication Agents and Fleet National Bank and Wachovia Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

(d	)(1)(A)	Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).

(d	)(1)(B)	Amendment No. 1 dated as of June 15, 2002 to the Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.6(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

(d	)(1)(C)	Amendment No. 2 dated as of March 31, 2004 to the Employment Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.6(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(2)(A)	Registration Rights Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit A to the Employment Agreement filed as Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).

(d	)(2)(B)	Amendment No. 1 dated as of March 12, 2004 to the Registration Rights Agreement dated as of August 1, 2000 by and between the Company and Robert B. Goergen (incorporated by reference to Exhibit 10.7(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(3)(A)	Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed April 17, 2000).

(d	)(3)(B)	Amendment No. 1 to the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(3)(C)	Form of Non-transferable Incentive Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996).

(d	)(3)(D)	Form of Non-transferable Non-Qualified Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996).

(d	)(4)(A)	Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed April 19, 2002).

(d	)(4)(B)	Amendment No. 1 to the Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 10.12(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

(d	)(4)(C)	Form of Stock Option Agreement under the 1994 Stock Option Plan for Non-Employee Directors of the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 33-77458).

(d	)(5)(A)	2003 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K/A filed April 17, 2003).

(d	)(5)(B)	Amendment No. 1 to the 2003 Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K filed April 27, 2004).

(d	)(5)(C)	Form of 2003 Long-Term Incentive Plan Restricted Stock Unit Agreement.

(d	)(5)(D)	Form of 2003 Long-Term Incentive Plan Restricted Stock Award Agreement.

(d	)(5)(E)	Form of 2003 Long-Term Incentive Plan Stock Option Agreement.

(d	)(5)(F)	Excerpt from first quarter earnings call speech for Monday June 7, 2004.

(g	)	Not applicable.

(h	)	Not applicable.